

June 16, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 6.50% Series C Term Preferred Stock due 2031, par value $0.001 per share, of Eagle Point Credit Company Inc. under the Exchange Act of 1934.

Sincerely,